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EC
Mail Processing
Section

FEB 29 2008

Washington, DC
103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC FILE NUMBER
8-46861

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

JWH Securities, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

301 Yamato Road, Suite 2200
                    (No. and Street)

Boca Raton   FL   33431-4931
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Webster   1-888-JWHENRY
                                                (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                    (Name - if individual, state last, first, middle name)

Two World Financial Center   New York   New York   10281
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

AFFIRMATION

·I, Kenneth S. Webster, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to JWH Securities, Inc. (the "Company") for the year ended December 31, 2007, are true and correct and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. I further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____ 2/19/08
Signature   Date

President & Chief Operating Officer
Title


Notary Public

Jacqueline Williams
My Commission DD339680
Expires July 21, 2008



Deloitte₀

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of JWH Securities, Inc.

We have audited the accompanying statement of financial condition of JWH Securities, Inc. (the "Company") as of December 31, 2007, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of JWH Securities, Inc. at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 15, 2008

JWH SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CASH AND CASH EQUIVALENTS	$ 67,756
DEPOSITS	4,688
PREPAID EXPENSES	970
ACCOUNTS RECEIVABLE	175
TOTAL	$ 73,589

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses	$ 19,750
Due to John W. Henry & Company, Inc.	33,582
Total liabilities	53,332
STOCKHOLDER'S EQUITY:	
Common stock ($25 par value; 10,000 shares authorized, 100 shares issued and outstanding)	2,500
Additional paid-in capital	722,500
Accumulated deficit	(704,743)
Total stockholder's equity	20,257
TOTAL	$ 73,589

See notes to statement of financial condition.

JWH SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

1. **ORGANIZATION, BASIS OF PRESENTATION, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    JWH Securities, Inc. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was incorporated on April 6, 1998 for the purpose of soliciting interests in private placements of managed futures funds offered by Westport Capital Management Corp., an affiliate of JWH Securities, Inc.

    The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

    Cash and Cash Equivalents— The Company considers all cash and money market funds purchased with a maturity of three months or less to be cash equivalents. Cash is on deposit with one bank to which the Company is exposed to credit risk.

    Income Taxes—The Company files its Federal income tax returns under the provisions of Subchapter S of the Internal Revenue Code, pursuant to which its operations are reportable on the income tax return of its stockholder and any income taxes thereon are payable by the stockholder.

2. **RELATED PARTY TRANSACTIONS**

    The Company's officers and directors are also officers of John W. Henry & Company, Inc. ("JWH"), an affiliated company. Certain general and administrative expenses incurred by JWH are allocated to the Company based on estimates made by JWH and the Company's management. Charges for these expenses were based on actual usage or defined formulas which in management's view, resulted in reasonable allocations. The sole Stockholder of the Company has committed to provide the necessary funds to maintain the minimum net capital amount.

3. **NET CAPITAL REQUIREMENTS**

    As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $14,599 which was $9,599 in excess of its required net capital. The Company's net capital ratio was 3.65 to 1.

4. **NEW ACCOUNTING PRONOUNCEMENTS**

In July 2006, the FASB issued FASB Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes and Related Implementation Issues. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in a Company's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN No. 48 prescribes a threshold and measurement attribute for recognition in the financial statements of an asset or liability resulting from a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 was deferred for non public entities meeting certain criteria until fiscal years beginning after December 15, 2007. The Company is evaluating the impact of FIN No. 48 and does not believe its adoption will have a material impact on its financial statements.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 15, 2008

To the Board of Directors of JWH Securities, Inc.

In planning and performing our audit of the financial statements of JWH Securities, Inc. (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 15, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verification, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Member of
Deloitte Touche Tohmatsu

A control deficiency exists when the design of operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

